





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III   FEB 24 2011

SEC FILE NUMBER
8-36217

FACING PAGE Washington, DC
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____January 1, 2010_____ AND ENDING___December 31, 2010_____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kedem Capital Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

_____534 Broad Hollow Road_____
                                    (No. and Street)

_____Melville_____New York_____11747_____
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____Ben Z. Kedem_____631-755-3330_____
                                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____Halpern & Associates, LLC_____
                        (Name – *if individual, state last, first, middle name*)

____218 Danbury Road_____Wilton_____CT_____06897_____
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _____Ben Z. Kedem_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Kedem Capital Corporation_____ , as
of _____December 31_____, 2010_____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____Signature

_____Title

Notary Public

> Patricia Abdelnour
> *Notary Public*
> *My Commission Expires Sept. 30, 2012*

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
      Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
      consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEDEM CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010



Halpern & Associates, LLC

Certified Public Accountants and Consultants

218 Danbury Road · Wilton, CT 06897 · (203) 210-7364 · FAX (203) 210-7370 · Info@Halpernassoc.com

INDEPENDENT AUDITOR'S REPORT

To the President of
Kedem Capital Corporation

We have audited the accompanying statement of financial condition of Kedem Capital Corporation (the "Company") as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Kedem Capital Corporation, as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
February 5, 2011

KEDEM CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 77,646
Receivable from clearing broker	78,403
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $143,338 and $22,015 respectively	11,882
Other assets	27,420
TOTAL ASSETS	**$ 195,351**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accrued expenses and other liabilities		$ 17,189
SHAREHOLDER'S EQUITY		
Common stock, no par value; authorized 200 shares; issued and outstanding 1 share	$ 200,000	
Accumulated Deficit	(21,838)	
TOTAL SHAREHOLDER'S EQUITY		178,162
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$ 195,351

The accompanying notes are an integral part of this statement.

KEDEM CAPITAL CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2010

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Kedem Capital Corporation (the "Company") began doing business as a registered broker-dealer in securities with the Securities and Exchange Commission in 1986. In this capacity, it executes both principal and agency transactions for itself and its customers. The Company operates on a fully disclosed basis through its clearing broker, JP Morgan Clearing Corp. ("JPM").

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction. Investments in non-marketable securities are carried at historical cost.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, customer and/or other counter-party with which it conducts business.

The Company introduces its customer transactions to JPM with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify JPM for losses that the clearing broker may sustain related to the Company's customers. After December 31, 2010, all amounts related to customer transactions were received by JPM. Securities purchased by customers in connection with those transactions are held by the clearing broker as collateral for the amounts owed.

The clearing and depository operations for the Company's proprietary and customer transactions are performed by JPM pursuant to the clearance agreement. At December 31, 2010, the receivable from clearing broker reflected on the statement of financial condition was substantially in cash.

2. SIGNIFICANT ACCOUNTING POLICIES

Security transactions and financing with JPM are classified as operating activities on the statement of cash flows since this is the Company's principal business.

Investments in securities that are traded on a securities exchange are valued at the last reported sales price on the primary exchange on the last business day of the year. Investments in securities traded in the over-the-counter market for which no market quotations are available are valued at the last reported bid prices.

Purchases and sales of securities are recorded on a trade date basis. Commissions are recorded on a settlement date basis. Realized gains and losses on security transactions are based on the first-in, first-out or the specific-identification method. Dividend income and dividends on securities sold short are recorded on the ex-dividend date.

The Company maintains its books and records on an accrual basis in accordance with generally accepted accounting principles ("GAAP") generally accepted in the United States of America, which requires the use of estimates by management. Actual results could differ from these estimates

Leasehold improvements are amortized over the term of the lease.

In accordance with GAAP, management implemented Statement of Financial Accounting Standards No. 157 ("ASC 820") (Valuation of Investments in Securities and Securities Sold Short at Fair Value – Definition and Hierarchy) and has determined that it bears no material effect on the financial statements as presented

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include $174 being held in money market funds.

4. PROVISION FOR INCOME TAXES

The Company is recognized as an S-Corporation by the Internal Revenue Service. As an S-Corporation, the Company is subject to a New York State surcharge, while the shareholder is liable for federal and state income taxes on the Company's taxable income. As a result, the financial statements reflect the minimum tax charged by the State of New York.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2010 management has determined that there are no material uncertain income tax positions.

5. RELATED PARTY TRANSACTION

Included in other assets is a receivable of $3,902 from a corporation which is wholly owned by the Company's shareholder.

6. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $138,857 which exceeded the minimum requirement of $100,000 by $38,857. The Company's ratio of aggregate indebtedness to net capital ratio was .12 to 1.

8. SUBSEQUENT EVENTS

Events have been evaluated through February 5, 2011, the date that these financial statements were available to be issued and no further information is required to be disclosed.